Filed by Cleveland-Cliffs Inc

Commission File No. 1-8944

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Alpha Natural Resources, Inc.

Commission File No. 1-32423

JOINT NEWS RELEASE

Cleveland-Cliffs and Alpha Natural Resources File Preliminary Proxy and Registration Statement on Form S-4

CLEVELAND and ABINGDON, Va. – Aug. 12, 2008 – Cleveland-Cliffs Inc (NYSE: CLF) and Alpha Natural Resources, Inc. (NYSE: ANR) today announced that Cleveland-Cliffs has filed with the Securities and Exchange Commission a preliminary registration statement on Form S-4, which includes a joint proxy statement of Alpha Natural Resources and Cleveland-Cliffs and a prospectus of Cleveland-Cliffs, in connection with their previously announced proposed merger. Shareholders of Cleveland-Cliffs and Alpha Natural Resources are encouraged to read the filing, which contains important information relating to the proposed merger and the companies’ businesses and operations.

The registration statement has not yet become effective and the information contained in the filing is subject to change. After the registration statement has been declared effective, a definitive joint proxy statement/prospectus will be mailed to the shareholders of Cleveland-Cliffs and Alpha Natural Resources.

For additional information on the merger, please see today’s filing, which can be obtained without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov) and on Cleveland-Cliffs’ website.

ABOUT CLEVELAND-CLIFFS INC

Cleveland-Cliffs Inc, headquartered in Cleveland, Ohio, is an international mining company, the largest producer of iron ore pellets in North America and a major supplier of metallurgical coal to the global steelmaking industry. The Company operates six iron ore mines in Michigan, Minnesota and Eastern Canada, and three coking coal mines in West Virginia and Alabama. Cliffs also owns 85% of Portman Limited, a large iron ore mining company in Australia, serving the Asian iron ore markets with direct-shipping fines and lump ore. In addition, the Company has a 30% interest in the Amapá Project, a Brazilian iron ore project, and a 45% economic interest in the Sonoma Project, an Australian coking and thermal coal project.

To be added to Cleveland-Cliffs’ e-mail distribution list, please click on the link below:

http://www.cpg-llc.com/clearsite/clf/emailoptin.html

News releases and other information on the Company are available on the Internet at: http://www.cleveland-cliffs.com or

www.cleveland-cliffs.com/Investors/Pages/default.aspx?b=1041&1=1

ABOUT ALPHA NATURAL RESOURCES

Alpha Natural Resources is a leading supplier of high-quality Appalachian coal to the steel industry, electric utilities and other industries. Approximately 89% of the company’s reserve base is high Btu coal and 82% is low sulfur, qualities that are in high demand among electric utilities which use steam coal. Alpha is also the nation’s largest supplier and exporter of metallurgical coal, a key ingredient in steel manufacturing. Alpha and its subsidiaries currently operate mining complexes in four states, consisting of 57 mines supplying 11 coal preparation and blending plants. The company and its subsidiaries employ more than 3,600 people.

News releases and other information on the Company are available on the Internet at: http://www.alphanr.com

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

A number of the matters discussed in this document are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding the new company, including expected synergies resulting from the merger of Cleveland-Cliffs and Alpha, combined operating and financial data, and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the new company in connection with consummation of the merger; the failure to obtain approval of the merger by the stockholders of Cleveland-Cliffs and Alpha and the failure to satisfy various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Cleveland-Cliffs’ and Alpha’s respective reports filed with the SEC, including each company’s annual report on Form 10-K for the year ended December 31, 2007. This document speaks only as of its date, and Cleveland-Cliffs and Alpha each disclaim any duty to update the information herein.

Additional Information and Where to Find It

In connection with the proposed transaction, Cleveland-Cliffs has filed a Registration Statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus regarding the proposed merger. SHAREHOLDERS OF CLEVELAND-CLIFFS AND STOCKHOLDERS OF ALPHA ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/ PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Cleveland-Cliffs and stockholders of Alpha. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Cleveland-Cliffs Inc, Investor Relations, 1100 Superior Avenue, Cleveland, Ohio 44114-2544, or call (216) 694-5700, or from Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, attention: Investor Relations, or call (276) 619-4410.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in Solicitation

Cleveland-Cliffs and Alpha and their respective directors and executive officers, other members of management and employees and the proposed directors and executive officers of the combined company, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning the proposed directors and executive officers of the combined company, Cleveland Cliffs’ and Alpha’s respective directors and executive officers and other participants in the proxy solicitation, including a description of their interests, is included in the joint proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4.

Contact Information:

Steve Baisden Director, Investor Relations and Corporate Communications Cleveland-Cliffs Inc 216/694-5280 srbaisden@cleveland-cliffs.com	Ted Pile Vice President-Communications & Corporate Affairs Alpha Natural Resources Inc. 276/623-2920 tpile@alphanr.com

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